Exhibit 99.1

NEWS RELEASE

Toronto, October 8, 2024

Franco-Nevada To Release Third Quarter 2024 Results

Franco-Nevada Corporation announced today that it will report its third quarter 2024 results as follows:

Third Quarter 2024 Results Release:	November 6th after market close
Conference Call and Webcast:	November 7th 8:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-510-2154 International: 437-900-0527

Conference Call URL (This allows participants to join the conference call by phone without operator assistance. Participants will receive an automated call back after entering their name and phone number):

https://bit.ly/4exPJFh
Webcast:	www.franco-nevada.com
Replay (available until November 14th):	Toll-Free: 1-888-660-6345 International: 289-819-1450 Passcode: 19672#

For more information, please visit our website at www.franco-nevada.com or contact:

Candida Hayden
Senior Analyst, Investor Relations
416-306-6323
info@franco-nevada.com